Exhibit 99.1

Lufax Provides Update on Status Under Holding Foreign Companies Accountable Act

SHANGHAI, China, May 10, 2022 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today provides an update on its status under the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 9, 2022, the U.S. Securities and Exchange Commission (the “SEC”) provisionally named the Company as a Commission-Identified Issuer under the HFCAA, following the Company’s filing of its annual report on Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”).

The Company understands the SEC made this identification pursuant to the HFCAA and its implementation rules, and this indicates that the SEC has determined that the Company used an auditor whose working papers cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (“PCAOB”) to issue the audit opinion for the Company’s financial statements included in the 2021 Form 20-F.

In accordance with the HFCAA, if the SEC determines that the Company filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years, the SEC will prohibit the ordinary shares and American depositary shares (“ADSs”) of the Company from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

The Company’s ADSs, each two ADSs representing one ordinary share, are listed on the New York Stock Exchange. The Company has been actively exploring possible solutions. The Company will continue to comply with applicable laws and regulations in the United States and strive to maintain its listing status on the New York Stock Exchange.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR, LLC

Robin Yang

Tel: +1 (646) 308-0546

Email: lufax.ir@icrinc.com

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